Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-V dated March 21, 2014	Term sheet to Product supplement no. 1-V Registration Statement No. 333-177923 Dated April 25, 2014; Rule 433

Structured Investments	Floating Rate Notes Linked to 10-Year Constant Maturity Swap Rate due May 7, 2021 $

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing May 7, 2021.
•	The notes are designed for investors who seek (a) periodic interest payments that are linked to the 10-Year Constant Maturity Swap Rate as determined on each Determination Date multiplied by 70.00%, provided that such rate will not be less than the Minimum Interest Rate of 2.00% per annum, and (b) the return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes have a relatively long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See “Selected Risk Considerations” in this term sheet.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about May 2, 2014 and are expected to settle on or about May 7, 2014.

Key Terms

Payment at Maturity:	On the Maturity Date, we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Periods:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 7th day of February, May, August and November of each year, commencing on August 7, 2014, to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Interest Period, a rate per annum equal to the 10-Year CMS Rate multiplied by 70.00%, as determined on each applicable Determination Date, provided that such rate will not be less than the Minimum Interest Rate.
Minimum Interest Rate:	2.00% per annum
10-Year CMS Rate:	The 10-Year Constant Maturity Swap Rate, which is the rate for U.S. dollar swap with a designated maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the calculation agent. On the Determination Date, if the 10-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the 10-Year CMS Rate in accordance with the procedures set forth under “What is the 10-Year CMS Rate?” below.
Determination Date:	For each Interest Period, two U.S. Government Securities Business Days immediately prior to the beginning of the applicable Interest Period.
U.S. Government Securities Business Day:	Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (“SIFMA”) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Pricing Date:	May 2, 2014, subject to the Business Day Convention.
Original Issue Date (Settlement Date):	May 7, 2014, subject to the Business Day Convention.
Maturity Date:	May 7, 2021, subject to the Business Day Convention.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126N6C6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-V and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will not receive a selling commission for these notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-V.

If the notes priced today, the estimated value of the notes as determined by J.P. Morgan Securities LLC, which we refer to as JPMS, would be approximately $986.10 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $985.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

April 25, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-V and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-V dated March 21, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-V and “Selected Risk Considerations” below, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-V dated March 21, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214002227/e58025_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY – Regardless of the performance of the 10-Year CMS Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS – The notes offer periodic interest payments on each Interest Payment Date. With respect to the Interest Periods, your notes will pay a rate per annum equal to the 10-Year CMS Rate multiplied by 70.00%, provided that such rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the Original Issue Date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS VARIABLE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE – With respect to the Interest Periods, your notes will pay a rate per annum equal to the 10-Year CMS Rate multiplied by 70.00%, provided that such rate will not be less than the Minimum Interest Rate.
•	THE INTEREST RATE ON THE NOTES IS BASED ON THE 10-Year CMS Rate OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL – The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the 10-Year CMS Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the 10-Year CMS Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the 10-Year CMS Rate may be partially offset by other factors. We cannot predict the factors that may cause the 10-Year CMS Rate, and consequently the Interest Rate for an Interest Period, to increase or decrease. A
JPMorgan Structured Investments —	TS-1
Floating Rate Notes Linked to 10-Year Constant Maturity Swap Rate

decrease in the 10-Year CMS Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.

•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES – The rate of interest on your notes will be variable and determined based on the 10-Year CMS Rate multiplied by 70.00%, provided that such rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES – By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming that short term rates rise, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 1-V for additional information about these risks.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the two immediately following risk considerations for information about additional factors that will impact any secondary market prices of the notes.
JPMorgan Structured Investments —	TS-2
Floating Rate Notes Linked to 10-Year Constant Maturity Swap Rate

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE 10-Year CMS Rate will be affected by a number of factors — The amount of interest payable on the notes will depend on the 10-Year CMS Rate. A number of factors can affect the 10-Year CMS Rate by causing changes in the value of the 10-Year CMS Rate including, but not limited to:
•	changes in, or perceptions, about future 10-Year CMS Rate levels;
•	general economic conditions in the United States;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	The 10-Year CMS Rate may be volatile — The 10-Year CMS Rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	sentiment regarding the U.S. and global economies;
•	expectation regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the 10-Year CMS Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of the 10-Year CMS Rate;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	The TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the Multiplier and JPMS’s estimated value will be provided in the pricing supplement, and each of the Multiplier and the estimated value of the notes may be equal to the low end of the applicable ranges set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the low end of the ranges for the Multiplier and JPMS’s estimated value.
•	TAX DISCLOSURE – The information under “Treated as Variable Rate Debt Instruments "in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated as Variable Rate Debt Instruments " in a supplement to this term sheet on or before the business day immediately preceding the Original Issue Date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.
JPMorgan Structured Investments —	TS-3
Floating Rate Notes Linked to 10-Year Constant Maturity Swap Rate

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance of the 10-Year CMS Rate and reflects the Minimum Interest Rate set forth on the cover of this term sheet. The hypothetical the 10-Year CMS Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual the 10-Year CMS Rate or interest payment applicable to a purchaser of the notes.

Hypothetical 10-Year CMS Rate		Multiplier		Hypothetical Interest Rate
9.00%	*	70.00%	=	6.30%
8.00%	*	70.00%	=	5.60%
7.00%	*	70.00%	=	4.90%
6.00%	*	70.00%	=	4.20%
5.00%	*	70.00%	=	3.50%
4.00%	*	70.00%	=	2.80%
3.00%	*	70.00%	=	2.10%
2.00%	*	70.00%	=	2.00%*
1.00%	*	70.00%	=	2.00%*
0.00%	*	70.00%	=	2.00%*
-1.00%	*	70.00%	=	2.00%*
-2.00%	*	70.00%	=	2.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 2.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated for a particular Interest Period, assuming the number of calendar days in the applicable Interest Period is 90.

Example 1: With respect to a particular Interest Period, the 10-Year CMS Rate is 3.00% on the applicable Determination Date. The Interest Rate applicable to such Interest Period is 2.10% per annum calculated as follows:

3.00% * 70.00%= 2.10%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.10% × (90/360) = $5.25

Example 2: With respect to a particular Interest Period, the 10-Year CMS Rate is -2.00% on the applicable Determination Date. Because 10-Year CMS Rate of -2.00% multiplied by 70.00% is less than the Minimum Interest Rate of 2.00% per annum, the Interest Rate is the Minimum Interest Rate of 2.00% per annum and the interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.00% × (90/360) = $5.00

JPMorgan Structured Investments —	TS-4
Floating Rate Notes Linked to 10-Year Constant Maturity Swap Rate

What is the 10-Year CMS Rate?

The 10-Year CMS Rate is the rate for U.S. dollar swap with a designated maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on the Determination Date, as determined by the Calculation Agent.

On the Determination Date, if the 10-Year CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the Calculation Agent will determine the 10-Year CMS Rate, as applicable, for such day on the basis of the mid-market semi-annual swap rate quotations to the Calculation Agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such Determination Date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 10 year maturity commencing on such Determination Date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to 3- Month USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. Representative Amount means, as determined by the Calculation Agent, an amount that is representative for a single transaction in the relevant market at the relevant time.

Historical Information

The following graph sets forth the weekly historical performance of the 10-Year CMS Rate from January 2, 2009 through April 18, 2014. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 10-Year CMS Rate, as it appeared on Reuters page “ISDAFIX1” on April 24, 2014 was 2.801%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the 10-Year CMS Rate on any Determination Date. We cannot give you assurance that the performance of the 10-Year CMS Rate will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

JPMorgan Structured Investments —	TS-5
Floating Rate Notes Linked to 10-Year Constant Maturity Swap Rate

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this term sheet.

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” in this term sheet.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period (other than the Initial Interest Periods)” in this term sheet for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-26 of the accompanying product supplement no. 1-V are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-6
Floating Rate Notes Linked to 10-Year Constant Maturity Swap Rate